John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
July 16, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-159267)	John Hancock Life Insurance Company (U.S.A.) AnnuityNote Series 2 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-159268)	John Hancock Life Insurance Company of New York AnnuityNote Series 2 Variable Annuity Contracts
Dear Ms. White:
This letter is in response to the comments you provided in your letter dated June 25, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on May 15, 2009 (Accession Nos. 0000950135-09-004040 and 0000950135-09-004041). Your comments are shown in italics (and may be altered to reflect product updates). In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. General
a. EDGAR class identifier.
Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.
RESPONSE: The class identifier associated with the contract (C000078686) has been changed to “AnnuityNote Series 2 ~~B Share~~” to conform it to the name that appears on the front cover page of the prospectus, i.e., “AnnuityNote Series 2.”
b. Claims paying ability.
Please consider including additional prospectus disclosure describing the relationship between the guarantees under the contract and the claims paying ability of the company and its general account.
RESPONSE: We will revise the disclosure in the fifth and in the last paragraph of “The Companies” section of “IV. General Information about Us, the Separate Accounts and the Portfolio” to read as follows:
Rating Agencies, Endorsements and Comparisons. We are ranked and rated by independent financial rating services, including Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA and John Hancock NY for the obligations the respective Company

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

incurs. The ratings are not intended to reflect the investment experience or financial strength of the Separate Accounts or their Subaccounts, or the Trust or its Portfolios. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts.
T~~o the extent that t~~he Company ~~is required~~ incurs obligations under the Contract to guarantee~~pay you~~ amounts in addition to your Contract Value~~under the Contract~~, such as the Lifetime Income Amount or the Annuity Option, and to the extent that the Company pays such amounts, the payments will come from the Company’s general account assets. You should be aware that the general account is comprised of securities and other investments, the value of which may decline during periods of adverse market conditions. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the Company’s general account investments.
c. Primary responsibility for paying out on the guarantees.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
RESPONSE: The issuing insurance company will be primarily responsible for paying out on any guarantees associated with the policy.
d. Reliance on Rule 12h-7 exemption.
If you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.
RESPONSE: The Company does not currently rely on the exemption provided by Rule 12h-7 under that Act and, therefore, does not disclose any such reliance in the contract prospectus.
e. Numeric Examples.
Please include numeric examples illustrating: (1) the impact of the withdrawal charge; (2) the calculation of the LIA; (3) the effect of a withdrawal prior to the 5th year anniversary on the LIA; (4) the effect of an unscheduled withdrawal after the 5th year anniversary on the LIA; (5) the calculation of annuity payments under the Lifetime Income Amount with Cash Refund annuity option; and (6) the payment of the Death Benefit.
RESPONSE: These examples will be included in the appropriate sections of the prospectus. Specifically:
(1) The following example will be added after the second paragraph in the “Withdrawal Charges” section in “VI. Charges and Deductions”:
EXAMPLE: If you request a withdrawal of $10,000 in the second Contract Year, the withdrawal charge will equal $200 (2% x $10,000). We will deduct the $200 from the $10,000 and send you $9,800, net of any applicable taxes.
(2) The following example will be added after the first paragraph in the “Withdrawals – Lifetime Income Amount” section in “V. Description of the Contract”:
EXAMPLE: Assume that the total of the Contract Purchase Payments is $100,000 and the Contract Value on the 5th Contract Anniversary is $80,000. The LIA will equal $5,000 (5% x $100,000). If the Contract Value is $120,000 on the 5th Contract Anniversary, the LIA will equal $6,000 (5% x $120,000).

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

(3),(4) The following examples will be added, respectively, after the first and second sentences in the second paragraph in the “Withdrawals – Lifetime Income Amount” section in “V. Description of the Contract”:
Any withdrawals prior to the 5th Contract Anniversary will limit the annual Lifetime Income Amount to 5% of your Contract Value on the 5th Anniversary.
EXAMPLE: Assume that the total of the Contract Purchase Payments is $100,000 and the Contract Value on the 5th Contract Anniversary is $80,000. Since there was a withdrawal, the LIA will equal $4,000 (5% x $80,000). If the Contract Value is $120,000 on the 5th Contract Anniversary, the LIA will equal $6,000 (5% x $120,000).
After the 5th Contract Anniversary, any unscheduled withdrawal (i.e., a withdrawal other than or in addition to the scheduled monthly Lifetime Income Amount automated payment) will suspend automatic payments and will reset the Lifetime Income Amount to the lesser of the Lifetime Income Amount prior to the unscheduled withdrawal or 5% of the Contract Value after the unscheduled withdrawal.
EXAMPLE: Assume that the LIA $5,000 and you take an unscheduled withdrawal after the 5th Contract Anniversary that reduces your Contract Value to $80,000. The LIA when you resume automatic payments will equal $4,000 (the lesser of $5,000 or 5% x $80,000). If the Contract Value is $120,000 after the withdrawal, the LIA will equal $5,000 (the lesser of $5,000 or 5% x $120,000).
Upon your request, in a form acceptable to us, automatic withdrawals will resume based on the new adjusted Lifetime Income Amount.
(5) The following example will be added at the end of the “Annuity Option offered in the Contract – Lifetime Income Amount with Cash Refund” section in “V. Description of the Contract”:
EXAMPLE: Assume that the LIA is $5,000 and you elect to annuitize your contract when the Contract Value is $100,000. If the annual income factor per $1,000 for a Life with Cash Refund Annuity is $54.57, the annual amount of annuity payments will be $5,457 (the greater of $5,000 or $54.57 x $100,000/$1,000).
If the Contract Value is $80,000, the annual amount of annuity payments will be $5,000 (the greater of $5,000 or $54.57 x $80,000/$1,000).
(6) The following example will be added after the first paragraph in the “Death Benefit Prior to Maturity Date – Distribution of Death Benefit” section in “V. Description of the Contract”:
EXAMPLE: If the Contract Value is $80,000 when we receive written notice, proof of death and all required claim forms, the Death Benefit payable will equal $80,000.
Comment 2. Unscheduled Withdrawals.
At the top of page 4, please change “original Lifetime Income Amount” to “previous Lifetime Income Amount.”
RESPONSE: We will revise the third sentence in the paragraph “Unscheduled Withdrawals” under “II. Overview – What are some benefits of the Contracts?” to read as follows:
We will reestablish the Lifetime Income Amount as the lesser of the ~~original~~ previous Lifetime Income Amount and 5% of the Contract Value after the unscheduled withdrawal.
Comment 3. Fee Tables.
a. Calculation of Expense Example Numbers.
It is unclear how the Expense Example numbers were calculated. Please advise or revise.

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

RESPONSE: We are revising the Expense Example to reflect the fees of a different underlying portfolio for the Contract, and will file Pre-Effective Amendment No. 2 to the Registration Statements to reflect this change. The new portfolio is the Core Balanced Strategy Trust, a series of the John Hancock Trust. We will revise the Expense Examples as follows:
AnnuityNote Series 2 Contract

	1 Year	3 Years	5 Years	10 Years
If you surrender the Contract at the end of the applicable time period:	$~~403~~423	$~~768~~781	$~~1,147~~1,152	$~~2,462~~2,472

If you annuitize, or do not surrender the Contract at the end of the applicable time period:	$~~217~~218	$~~669~~672	$~~1,147~~1,152	$~~2,462~~2,472
We calculated the amounts shown in the Year 1 column for the expense example as follows:
i.	We calculated a total annual asset-based charge by adding the Contract’s Annual Separate Account expenses of 1.60% to the fund fees and Total Portfolio Operating Expenses of 0.55%. This total is 2.15%. These charges are deducted on a daily basis at a rate of 2.15%/365= 0.0058904%. Since this rate is applied to an account value that is changing each day, we determined the total amount of expense attributable to the asset-based charges by applying the following formula for the accumulation value of an annuity with daily payments as follows:
$10,000 x .000058904 x (1.05(1/365)-.000058904)365-1) / (1.05(1/365)-.000058904-1) = $217.95.
iv.	We calculated the withdrawal charge for a surrender of the Contract at the end of Year 1 by applying the 2% maximum withdrawal charge to the end of year value, which is .02 x $10.276.68 = $205.53.

v.	In the first expense example, we calculated the total expenses if the Contract is surrendered at the end of Year 1 by adding the total expense attributable to the asset-based charges and the withdrawal charge, which is $217.95 + $205.53 = $423.48.

vi.	In the second expense example, we calculated the total expenses if you annuitize or do not surrender the Contract at the end of Year 1 equal to the total expense attributable to the asset-based charges, which is $217.95.
When we file Pre-Effective Amendment No. 2 to the Registration Statements, we also will revise other applicable sections of the prospectus to reflect the Core Balanced Strategy Trust as the underlying portfolio (instead of the Core Balanced Trust), as follows:
•	Total Annual Portfolio Operating Expenses. The table in “III. Fee Tables” will be revised as follows:

Total Annual Portfolio Operating Expenses – Core Balanced Strategy Trust

Expenses that are deducted from Portfolio assets, including management fees, Rule 12b-1 fees, and other expenses	0.55~~86~~%

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

•	Fund expenses. The table following the “Examples” in “III. Fee Tables” will be revised as follows:

Acquired
Portfolio
				Fees	Total	Contractual		Net
	Management	12b-1	Other	and	Operating	Expense		Operating
	Fees	Fees	Expenses[1]	Expenses[1]	Expenses[1,2]	Reimbursement[3]		Expenses[1]
JOHN HANCOCK TRUST CORE BALANCED STRATEGY
(SERIES NAV) ~~2, 3~~	0.05%	0.00%	0.07%	0.51~~79~~ %	0.63~~91~~ %	-0.08~~5~~	%[4,5]	0.55~~86~~ %
Notes to Portfolio Expense Table
~~1~~	~~The “Total Operating Expenses” include fees and expenses incurred indirectly by the Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the underlying Portfolio’s prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.~~

~~2~~	~~For Portfolios and series of Portfolios that have not commenced operations or have an inception date of less than six months as of December 31, 2008, expenses are estimated..~~

~~3~~	~~The Adviser has contractually agreed to waive the advisory fee. This waiver will expire May 1, 2010 unless extended by the Adviser.~~

[1]	“Operating Expenses” are based on estimates of projected expenses (other than the management fee and Rule 12b-1 fees) for a Portfolio’s first year of operations. “Total Operating Expenses” and “Net Operating Expenses” include estimates of fees and expenses incurred indirectly by each Portfolio as a result of investment in shares of other investment companies (“Acquired Portfolio Fees and Expenses”). Acquired Portfolio Fees and Expenses are estimated, not actual, amounts based on projected expenses for the current fiscal year.

[2]	With respect to the Core Balanced Strategy Trust, the “Total Operating Expenses” shown above will not correlate to the Portfolio’s ratio of expenses to average net assets included in the Portfolio’s financial statements, which will reflect the operating expenses and do not include Acquired Portfolio Fees and Expenses.

[3]	The Adviser may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements, for a period of three years following the month in which such reimbursement or waivers occurred.

[4]	The Adviser has contractually agreed to waive its management fee until May 1, 2011. This waiver may be terminated at any time after May 1, 2011.

[5]	The Adviser has contractually agreed to reimburse other expense so that they do not exceed 0.04% of average net assets until May 1, 2011. This reimbursement may be terminated at any time after May 1, 2011.
•	All references to the “Core Balanced Trust” will be replaced by “Core Balanced Strategy Trust.”

•	Portfolio Objective Table. We will amend the Portfolio table in “IV. General Information about Us, the Separate Accounts and the Portfolio” as follows:
JOHN HANCOCK TRUST
We show the Portfolio’s manager (i.e., subadviser) in bold above the name of the Portfolio.
MFC Global Investment Management (U.S.A.) Limited

Core Balanced Strategy Trust	Seeks long term growth of capital. Current income is also a consideration. To do this, the Portfolio invests ~~a substantial portion of~~ approximately 50% of its net assets in ~~the~~ underlying ~~Portfolio Balanced Trust. The Portfolio is a fund-of-funds and is authorized to~~Portfolios that invest primarily in ~~other~~ equity securities and approximately 50% of its net assets in underlying Portfolios that invest primarily in fixed income securities. ~~and investment companies.~~

Variations in the target percentage allocations between the two types of underlying funds (fixed-income and

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

equity) are permitted up to 10% in either direction. For example, based on its investment allocation of approximately 50% of assets in fixed-income securities and 50% of assets in equity securities, the fund may have a fixed-income/equity allocation of 60%/40% or 40%/60%. Variations beyond the permissible deviation range of 10% are not permitted except that, in light of market or economic conditions, the subadviser may determine that the normal percentage limitations should be exceeded to protect the fund or to achieve its objective.
b. Expense waiver.
As the waiver described in footnote 3 to the portfolio’s expense table does not extend at least a year beyond the date of the prospectus, please omit it.
RESPONSE: We will omit the footnote because it is not applicable to the new portfolio described in Response 3.a. above.
Other Changes to Fees and Expenses. Pre-Effective Amendment No. 2 to the Registration Statements also will contain the following revisions to the prospectus:
•	Withdrawal Charges. The withdrawal charge schedule will be set as follows:
Contract Owner Transaction Expenses1
John Hancock USA
John Hancock New York
Maximum Withdrawal Charge
(as percentage of the Withdrawal Amount)

Contract Year	Percentage
1	~~[6%]~~ 2%
2	~~[6%]~~ 2%
3	~~[5%]~~ 1%

[1]	State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment (See “VI. Charges and Deductions – Premium Taxes”).
•	The Annual Separate Account Asset-Based Charge will be set as follows:
Periodic Fees and Expenses other than Portfolio Expenses

AnnuityNote Series 2
Contracts
Annual Separate Account Asset-Based Charge[1]	~~[2.15]%~~ 1.60%

[1]	The Annual Separate Account Asset-Based Charge is deducted on a daily basis to compensate us for administration, distribution and mortality and expense risks (see “VI. Charges and Deductions – Asset-Based Charges”).

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

Comment 4. Investment Management.
Please clarify that, subject to any legal regulations, the applicable insurance company will effect a substitution of shares so that there will always be at least one variable option for investing under the contract.
RESPONSE: In the last paragraph of “The Portfolio” section under “Investment Management,” in “IV. General Information about Us, the Separate Account and the Portfolio,” we will add the following disclosure:
Subject to any legal regulations, we will always offer at least one variable Investment Option under the Contract. If shares of the Portfolio are no longer available for investment or in our judgment investment in the Portfolio becomes inappropriate, we may eliminate the shares of the Portfolio and substitute shares of another Portfolio, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).
Comment 5. Withdrawals – General.
Please bold the statement that “[u]nless you instruct us otherwise, your application for the Contract will be treated as your written request to begin automatic payment of the Lifetime Income Amount on your [3rd-6th] Contract Anniversary.”
RESPONSE: We will revise the prospectus to disclose that the date we begin calculating and paying the Lifetime Income Amount is the 5th Contract Anniversary, and remove all references in the prospectus to the “[3rd – 6th] Contract Anniversary.” In addition, we will bold (and revise) the second sentence in the “General” section under “V. Description of the Contract – Contract Provisions Applicable Prior to the Maturity Date – Withdrawals” to read as follows:
General. To make withdrawals of all or a portion of your Contract Value, you need to submit a written request (complete with all necessary information) to our Annuities Service Center. Unless you instruct us otherwise, your application for the Contract will be treated as your written request to begin automatic payment of the Lifetime Income Amount on your 5th Contract Anniversary. You may also make withdrawals by telephone as described above under “Telephone and Electronic Transactions.” For IRAs, exercise of the withdrawal right may require the consent of the IRA owner’s spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any applicable withdrawal charge or tax. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the Net Withdrawal Amount and cancel accumulation units credited to the Investment Account equal in value to the Withdrawal Amount withdrawn from that Investment Account.
Comment 6. Contract Provisions Applicable After the Maturity Date – General.
a. Selecting Maturity Dates.
Please clarify whether a contract owner can select a Maturity Date that is later than the first day of the month following the 95th birthday of the oldest Annuitant.
b. Objection to Maturity Date later than oldest Annuitant’s 95th birthday.
Please supplementally advise why the company would object to a contract owner’s request for a later Maturity date.
RESPONSE: The prospectus states that “The new Maturity Date may not be later than the previously specified Maturity Date unless we consent.” Under our current administrative procedures, we may permit a contract owner to select a Maturity Date that is later than the first day of the month following the 95th birthday of the oldest Annuitant,

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

but we undertake no obligation to continue to do so. Our ability to permit later Maturity Dates may be affected by changes to tax law, new Treasury regulations and/or future interpretative guidance.
c. Cross-reference regarding adverse income tax consequences.
We are unable to find the applicable information regarding the adverse income tax consequences of “Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90.” Please advise or revise.
RESPONSE: We will revise the “General” paragraph under “V. Description of the Contract – Contract Provisions Applicable After the Maturity Date” to read as follows:
General
Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract’s Maturity Date. The Maturity Date is the date specified on your Contract’s specifications page, unless you change that date. If no date is specified, the Maturity Date is the first day of the month following the 95th birthday of the oldest Annuitant. You may specify a different Maturity Date at any time by written request at least one month before both the date previously specified and the new Maturity Date. The new Maturity Date may not be later than the previously specified Maturity Date unless we consent. ~~Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see “VII. Federal Tax Matters.”).~~ Distributions may be required from IRAs before the Maturity Date. (See “VII. Federal Tax Matters – Individual Retirement Account/Annuity (IRA) Contracts – Required Minimum Distributions.”) Currently, there is no IRS guidance with respect to a maximum date on which annuity payments must start under an annuity contract that is not used in connection with a tax-qualified retirement plan. You should consult with a qualified tax advisor for information about potential adverse tax consequences for Maturity Dates under Non-Qualified Contracts which occur when the Annuitant is at an advanced age, e.g., past age 90.
Comment 7. Notice of Maturity Date.
Please clarify throughout that the term “Annuity Option” refers to the one annuity option offered under the contract and described under “Annuity Option offered in the Contract.”
RESPONSE: We will clarify our references to the particular Annuity Option offered under the Contract where appropriate. We will continue to refer to an “Annuity Option” as defined in “I. Glossary of Special Terms,” however, in instances where the text discusses generically the traits or treatment of annuity options.
Comment 8. Annuity Option offered in the Contract.
With respect to your statement that “[t]he annual amount of the annuity payments will equal the greater of the Lifetime Income Amount at the election of this option or the amount that would be provided by applying the Contract Value at the election of this option to a cash refund annuity,” please disclose how the latter is calculated.
RESPONSE: The following disclosure will be added to “Contract Provisions Applicable after the Maturity Date – Annuity Option offered in the Contract” in “V. Description of the Contract”:
If you choose to annuitize your Contract instead of taking the Lifetime Income Amount, the Contracts guarantee the availability of the following Annuity Option:
Lifetime Income Amount with Cash Refund – Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of the Lifetime Income Amount at the election of this option or the amount that would be provided by applying the Contract Value at the election of this option to a cash refund annuity. The amount of the cash refund annuity will be determined by multiplying the Contract Value, reduced by any applicable taxes, by the rate for a fixed cash refund annuity. The rate depends on the age of the Annuitant, and is determined on the

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

basis of 1.50% interest and the Annuity 2000 Mortality table with mortality improvements projected using accepted actuarial principals and Projection Scale G.
Comment 9. Charges and Deductions.
a. Annuity Commencement Date.
Please define “Annuity Commencement Date.”
RESPONSE: We will add the following definition to “I. Glossary of Special Terms”:
Annuity Commencement Date: The date we/you annuitize your Contract. That is, the date we begin to make annuity payments to the Annuitant. You can change the Annuity Commencement Date to any date prior to the latest permitted Maturity Date.
b. Deductions and expenses paid out of portfolio assets.
As required by Item 6(e) of Form N-4, please state that there are deductions from and expenses paid out of assets of the portfolio company that are described in the prospectus for that company.
RESPONSE: We will revise the last sentence in the section “Funds-of-Funds” under “IV. General Information about Us, the Separate Accounts and the Portfolio – The Portfolio” to read as follows:
The attached prospectus for the Core Balanced Strategy Portfolio contains a description of the underlying funds for that Portfolio, including expenses of the funds, ~~and~~ associated investment risks, and deductions from and expenses paid out of the assets of the Portfolio.
Comment 10. Part C – Item 24. Exhibits 24(b)(8)(a)(i) and 24(b)(8)(a)(ii).
Please mark the exhibit index to indicate that portions of the exhibits 24(b)(8)(a)(i) and 24(b)(8)(a)(ii) have been omitted pursuant to a request for confidential treatment.
RESPONSE: To be filed shortly as Pre-Effective Amendment No. 2 to the Registration Statements, we will amend our Part Cs as follows:
(8)	Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:
(a)(i)	CSC Customer Agreement dated June 30, 2004, incorporated by reference to Exhibit 24(b)(8)(a)(i) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]

(ii)	Addendum No. 2 to the Remote Service Exhibit Number 1 dated July 1, 2006 with CSC, incorporated by reference to Exhibit 24(b)(8)a)(ii) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]

Alison T. White, Esq.
SEC Office of Insurance Products
July 16, 2009

Comment 11. Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Request for Acceleration
On behalf of the Registrants and John Hancock Distributors LLC, their Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced registration statements to the earliest possible time on July 27, 2009. I intend to make such request orally within one business day of the filing of Pre-Effective Amendment No. 2 to Registration Statement Nos. 333-159267 and 333-159268. As required by Rule 461(a) of the Act, the Registrants and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities